News Release

January 30 2008, Vancouver, British Columbia - New Gold Inc. (NGD:TSX/AMEX) announces that Mr. Clifford Davis, Chairman of the Company, has replaced Chris Bradbrook as President and Chief Executive Officer of the Company. After leading the Company through a period of significant growth and making considerable progress toward development of the New Afton Gold Project, Mr. Bradbrook will be pursuing other opportunities. The Company is grateful for Mr. Bradbrook’s contributions to the success of the Company and looks forward to completing the next phase of development on its project. Mr. Paul Sweeney has been appointed as lead director.

For further information please contact New Gold Inc.

Clifford Davis

Chairman, President and Chief Executive Officer

New Gold Inc.

601-595 Howe Street, Vancouver, B.C. V6C 2T5

Tel: 877-977-1067 or 604-687-1629, Fax: 604-687-2845

Email: invest@newgoldinc.com

Website: www.newgoldine.com

On Behalf of New Gold Inc.

Clifford Davis

Chairman, President and Chief Executive Officer

New Gold Inc. trades on the Toronto Stock Exchange and the American Stock Exchange. Symbol:  NGD